Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following description sets forth certain material terms and provisions of the securities of Crane Co. (the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes certain relevant provisions of Delaware law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law, the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the Company’s By-laws, as amended (the “By-laws”), copies of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part. The Company encourages you to read the Certificate of Incorporation, the By-laws and the applicable provisions of Delaware law for additional information.
The Certificate of Incorporation authorizes the issuance of 205,000,000 shares of capital stock, of which 200,000,000 shares are designated as common stock, par value $1.00 (“Common Stock”), and 5,000,000 shares are designated as preferred stock, par value $.01 (“Preferred Stock”). As of January 31, 2020, 59,149,706 shares of Common Stock were issued and outstanding, and no shares of Preferred Stock were issued and outstanding.
Common Stock
Holders of Common Stock are entitled to cast one vote per share on all matters on which the Company’s stockholders are entitled to vote. The number of votes required to take action by Crane’s stockholders are as provided in the Delaware General Corporation Law (the “DGCL”), the Certificate of Incorporation or the By-laws. Holders of Common Stock do not have cumulative voting rights or preemptive, redemption, subscription or conversion rights. Holders of Common Stock are entitled to receive dividends when and as declared by the Company’s Board of Directors out of funds legally available for the payment thereof. Subject to any preferential rights that may be granted to holders of Preferred Stock, holders of Common Stock are entitled to share ratably in all assets of the Company that are legally available for distribution to its stockholders in the event of its liquidation or dissolution.
The Company’s Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to provide for the issuance of shares of Preferred Stock in one or more series. Each series of Preferred Stock will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the Company’s Board of Directors. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock until the Company’s Board of Directors determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things:

•	impairing the dividend rights of the Common Stock;

•	diluting the voting power of the Common Stock;

•	impairing the liquidation rights of the Common Stock; and

•	delaying, deferring or preventing a change in control.
Certain Corporate Anti-Takeover Provisions
The Certificate of Incorporation and the By-laws contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect by delaying, deferring or preventing a change of control of the Company. These provisions include the following:

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Preferred Stock. Our board of directors has the authority to issue one or more series of Preferred Stock with voting rights and other powers as the Company’s Board of Directors may determine, as described above.

Exhibit 4.1

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Removal of Directors, Vacancies. Our stockholders are able to remove directors only by the affirmative vote of a majority of the voting power of the shares then entitled to vote at an election of directors. Vacancies on the Company’s Board of Directors may be filled only by the Company’s Board of Directors.

•	No Cumulative Voting. The Company’s stockholders do not have the right to cumulative votes in the election of directors.

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No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders. The Certificate of Incorporation and the By-laws do not permit stockholder action without a meeting by any consent in writing. The Certificate of Incorporation and the By-laws also provide that special meetings of the Company’s stockholders may be called only by the Company’s Board of Directors or the Chairman of the Company’s Board of Directors.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. The By-laws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the Company.

Delaware Law
The Company is subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. This provision may discourage or prevent unsolicited tender offers for our outstanding common stock.
Effects of Authorized but Unissued Stock
Authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise. In addition, if the Company issues Preferred Stock, the issuance could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.
Transfer Agent and Registrar
The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.
New York Stock Exchange Listing
Our common stock is listed on the New York Stock Exchange under the symbol “CR.”

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